Mail Stop 3561

December 18, 2008

Mr. Wei Chenghui
Chief Executive Officer
China Stationery and Office Supply, Inc.
c/o Ningbo Binbin Stationery
Qiaotouhu Industrial Park
Ninghai, Zhejiang Province 315611 P.R. China

> **Re:** **China Stationery and Office Supply, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Supplemental Response**
> **Filed December 2, 2008**
> **File No. 000-49819**

Dear Mr. Chenghui:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1. We note you intend to amend certain periodic reports in response to our prior comments once all comments have been cleared. Please provide us with disclosure-type format of your intended revisions to these reports as they relate to our prior comments one through five and seven.

2. We note you plan to amend your Form 10-KSB as a result of our comments above. Please note SEC Release 33-8876 became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than Form 10-KSB/A. Also refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, F-2

3. We note that your auditors are located in New York. It appears that all of the assets, liabilities, revenues and expenses of China Stationery & Office Supply, Inc relate to operations located in the Peoples Republic of China. Please tell us how the audit of the operations in the Peoples Republic of China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:
    *   Whether another auditor was involved in the audit of the Peoples Republic of China operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;
    *   Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Peoples Republic of China.

4. In correspondence dated October 13, 2008 from your auditor, Pearl Liu of P.C. Liu, CPA, she indicated that she engaged a technical accounting and auditing consultant (identified as Fred R. Goldstein, CPA) to assist her to help you provide a response to our comment letter dated August 4, 2008. In correspondence dated October 29, 2008 from your counsel, Robert Brantl, Esq., he indicated that your independent accountant's undertakings were "more gracious than wise" and that she "had put her independence at risk" and would now only be involved in any changes relating to her audit of your financial statements. Mr. Brantl further indicated that you had engaged Rosenberg Rich Baker Berman & Co. to assist with your response to our comment

letter. Please advise your auditor, P.C. Liu, to provide us with a detailed discussion of the actions she has taken on your behalf between August 4, 2008, the date of our comment letter, and October 29, 2008, the date of Mr. Brantl's correspondence. This discussion should at a minimum clarify (i) the services Ms. Liu has provided to assist you in responding to our comments, including analysis of technical accounting issues, (ii) if P.C. Liu had, in fact, engaged Fred R. Goldstein, CPA as disclosed and (iii) provide an analysis of the impact of all of the described actions on their independence. Refer to Article 2 of Regulation S-X for guidance.

Financial Statements

Balance Sheet, F-3

5. We read your response to our prior comment two, noting that you accounted for the acquisition of 90% of Binbin as a transaction between entities under common control (i.e. paragraphs D11-D17 of SFAS 141). Show us where you have recorded the 10% minority interest of Binbin that was not acquired in this transaction.

Notes to the Financial Statements

Note 3 – Accounts Receivable

6. We reviewed your response to our prior comment three. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Tell us about the factors you considered that required you to change your policy to reserve against all receivables outstanding for more than one year.

7. We reviewed your response to our prior comment three, noting that (i) you expect to realize your accounts receivable within 90-120 days and (ii) management reviews balances over 120 days for to determine reserves for uncollectibility on a specific identification basis. Tell us how this policy is consistent with your disclosure under your Critical Accounting Polices and Estimates section that you increased your reserve from $10,975 to $1,128,713 based on your decision to reserve against all receivables that were outstanding more than one year and that you disclose herein in that you extend certain customers credit terms of up to 12 months. Further, please tell us if you provide a reserve for probable credit losses inherent in the remainder of your receivable portfolio that have been incurred as of the balance sheet date (i.e. general reserve).

Form 10-Q for the Quarter Ended March 31, 2008

8. Based on your response to our prior comment seven, we note other receivables consists of miscellaneous loans made to approximately 28 companies and

organizations "in order to foster good business relationships." Please revise to clarify the purpose of these loans, the relationships with these entities, the terms of the loans and the collection history (i.e. are these loans usually collected or written off). Further, clarify if some of these loans should be classified as long-term assets.

9. We reviewed your response to our prior comment seven, noting you plan to restate your quarterly financial statements. Please ensure your financial statements are revised to clearly indicate that they have been restated and provide us with the disclosures you plan to provide to comply with SFAS 154.

10. In connection with the comment above regarding your planned restatement, we do not see where you filed an Item 4.02 Form 8-K disclosing such restatement. Please refer to the instructions of Form 8-K and file any required Item 4.02 Form 8-K as soon as possible, or tell us why you believe such filing is not required.

Form 10-Q for the Quarter Ended September 30, 2008

Liquidity and Capital Resources, page 9

11. We note your disclosure in Management's Discussion and Analysis that (i) your declining results for the year were attributed to the falling value of the U.S Dollar and the increase in raw materials, (ii) you do not expect these trends to be reversed in the near future and (iii) your level of gross profit was far less than required to provide for operating expenses. Considering the foregoing, your cash and cash equivalents balance of approximately $1.3 million and short-term bank loan balance of approximately $16.6 million at September 30, 2008 and your cash used from operations of approximately $5.1 million for the first nine months of 2008, tell us how you plan to fund your operations for the next twelve months. Disclose known trends or uncertainties that you reasonably expect to have a material impact on liquidity or capital resources. For example, you state that Chinese banking practices generally fund business clients through short-term debt and you were permitted to increase your debt during the first quarter of 2008 despite your poor results, however, you do not discuss the impact on your liquidity in the event the bank does not permit you to increase your debt or rollover your existing short-term debt. Indicate your consideration of disclosing the impact of not having these facilities available on your liquidity.

Other Exchange Act Filings

12. Please revise your Forms 10-Q, as necessary, to comply with comments above on your Form 10-KSB.

As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at 202-551-3774 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services